ETF SERIES SOLUTIONS

Fee Waiver Agreement

December 16, 2020

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions, on behalf of the Vident International Equity Fund (the “Fund”), a series of the Trust, Vident Advisory, LLC (the “Adviser”), the Fund’s investment adviser, and Vident Investment Advisory, LLC (the “Sub-Adviser”), the Fund’s investment sub-adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Sub-Advisory Agreement with the Sub-Adviser, pursuant to which the Sub-Adviser provides investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Adviser and the Sub-Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Adviser to the Sub-Adviser;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.FEE WAIVER. The Sub-Adviser agrees to waive the first two tiers of the asset-based fee resulting in the Adviser paying the Sub-Adviser a fee calculated daily and paid monthly, at an annual rate of 0.04% based on the average daily net assets of the Fund (the “Reduced Fee”), effective as of January 1, 2021:

Fund	Minimum Annual Fee	Current Asset-Based Fee	Reduced Asset-Based Fee
Vident International Equity Fund	$75,000	6 bps (0.06%) on the first $500 million 5 bps (0.05%) on the next $500 million 4 bps (0.04%) on the balance over $1 billion	4 bps (0.04%)
2.TERM. The Reduced Fee shall remain in effect from January 1, 2021 until at least December 31, 2021, unless sooner terminated by the Trust as provided herein.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, or by the Adviser, in each case, upon sixty (60) days’ written notice to the Sub-Adviser. This Agreement may not be terminated by the Sub-Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Sub-Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Sub-Advisory Agreement’s termination. This Agreement will automatically terminate if the Investment Sub-Advisory Agreement is amended to have the Fund’s sub-advisory fee equal to or less than 4 bps (0.04%) based on the average daily net assets of the Fund, with such termination effective upon the effective date of such amendment to the Investment Sub-Advisory Agreement.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
Fee Waiver Agreement

5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

VIDENT INVESTMENT ADVISORY, LLC		VIDENT ADVISORY, LLC

By:	/s/ Amrita Nadakumar	By:	/s/ Deborah Kimery
Name:	Amrita Nadakumar	Name:	Deborah Kimery
Title:	President	Title:	Chief Executive Officer

ETF SERIES SOLUTIONS

By:	/s/ Michael D. Barolsky
Name:	Michael D. Barolsky
Title:	Vice President & Secretary

Fee Waiver Agreement